UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D/A	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Absolute Potential, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

00388N 10 1

(CUSIP Number)

Evelyn C. Arkebauer, Esq.

Sachnoff & Weaver, Ltd.

10 S. Wacker Drive, 40th Floor

Chicago, IL  60606

(312) 207-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 00388N 10 1

1.	Names of Reporting Persons. Augustine Fund, L.P. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,941,020

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,941,020

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,941,020

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 94.87%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00388N 10 1

1.	Names of Reporting Persons. Augustine Capital Management, LLC I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,955,170

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,955,170

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,955,170

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 95.56%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00388N 10 1

1.	Names of Reporting Persons. John T.Porter I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,955,170

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,955,170

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,955,170

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 95.56%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00388N 10 1

1.	Names of Reporting Persons. Brian D. Porter I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,955,170

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,955,170

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,955,170

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 95.56%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00388N 10 1

1.	Names of Reporting Persons. Thomas F. Duszynski I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,955,170

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,955,170

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,955,170

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 95.56%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment Number 10 to Schedule 13D (the “Schedule 13D” or this “Amendment”) is filed by Augustine Fund L.P. (the “Fund”), Augustine Capital Management LLC (“Augustine”), John T. Porter, Brian D. Porter and Thomas F. Duszynski (collectively, the “Augustine Persons”).

The class of equity securities to which this Amendment relates is the Common Stock, par value $0.0001 per share (the “Common Stock” or “Shares”) of Absolute Potential, Inc., a Florida corporation (the “Company”).

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Conversion Agreement, dated May 19, 2005, between the Company and the Fund (the “Conversion Agreement”), the Fund has advanced an additional $46,664.50 to the Company (the “Advances”).  The Company has the right to convert the Advances into 116,661 shares of Common Stock.

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this Amendment:

(i)            the Fund beneficially owns 1,941,020 Shares directly;

(ii)           Augustine beneficially owns 14,150 Shares directly and 1,941,020 Shares indirectly as the general partner of the Fund;

(iii)          each of the Augustine Persons beneficially own 1,955,170 Shares indirectly as members of Augustine.

The number of shares beneficially owned by the Fund, Augustine and each of the Augustine Persons includes 1,441,255 Shares issuable pursuant to the Conversion Agreement in connection with conversion rights currently exercisable or exercisable within 60 days from the date hereof.

(b) The information contained in table form in Rows 7 through 11 on each of pages 2 through 6 hereof, which relates to the beneficial ownership, voting and disposition of Shares, is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 – Joint Filing Agreement

Signatures

After reasonable inquiry to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: January 22, 2007

AUGUSTINE FUND, L.P.

By: Augustine Capital Management LLC, Its General Partner

By:	/s/ John T. Porter
John T. Porter, President

AUGUSTINE CAPITAL MANAGEMENT LLC

By:	/s/ John T. Porter
John T. Porter, President

/s/ John T. Porter
JOHN T. PORTER, individually

/s/ Brian D. Porter
BRIAN D. PORTER, individually

/s/ Thomas F. Duszynski
THOMAS F. DUSZYNSKI, individually